Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

September 29, 2020

David Link
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ventoux CCM Acquisition Corp. Draft Registration Statement on Form S-1 Submitted August 27, 2020 CIK 0001822145

Dear Mr. Link:

On behalf of our client, Ventoux CCM Acquisition Corp. (the “Company”), we hereby provide a response to the comment issued in a letter dated September 21, 2020 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter below. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

David Link September 29, 2020 Page 2

Draft Registration Statement on Form S-1 submitted August 27, 2020

General

1.	We note the risk factor that “A public stockholder who fails to vote either in favor of or against a proposed business combination will not be able to have his … shares redeemed for cash.” Please revise your Summary section, along with other applicable sections in the prospectus, to prominently address that the public stockholder must vote for or against a proposed business combination to be able to be able to have their shares redeemed for cash.

Response: The Company has revised the Summary section on page 14 and the disclosure on page 33 in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner